UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April, 2014

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1b

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On April 24, 2014, voxeljet AG (the “Company”) issued a press release announcing that the underwriters of the Company’s recent public offering of American Depositary Shares (“ADSs”) exercised in full their option to purchase an additional 450,000 ADSs from certain of the Company’s shareholders.  A copy of the press release is included herewith as Exhibit 99.1.

Exhibits

99.1                        Press release dated April 24, 2014.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: April 24, 2014

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EXHIBIT INDEX

99.1                        Press release dated April 24, 2014.

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